UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

For more information contact:
Investor Relations (5255) 1944 9700
Esteban Levin  elevin@dcf.pemex.com
Celina Torres  ctorresu@dcf.pemex.com
David Ruelas  druelas@dcf.pemex.com
Rolando Galindo  rgalindog@dcf.pemex.com

May 6, 2004

Pemex financial results report as of March 31, 2004

Financial highlights	Pemex, Mexico’s oil and gas company and the world’s 8th largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the three months ending March 31, 2004

Total sales increased 1%, compared to the first quarter of 2003, reaching Ps. 164.9 billion (US$14.8 billion)[2]
Crude oil exports averaged 1,815 Mbd, up 1% from the first quarter of 2003
Income before taxes and duties declined 5% from the first quarter of 2003, to Ps. 99.8 billion (US$8.9 billion)
Net income in the first quarter of 2004 decreased Ps. 5.7 billion, with respect to first quarter of 2003, leading to a loss of Ps. (1) billion (US$(0.1) billion)

Table 1

______________________
1 According to the Petroleum Intelligence Weekly Ranking 2003.
2 Amounts in US dollars are translated at the March 31, 2004 exchange rate of Ps. 11.1748 per US dollar.

1/20
www.pemex.com
Pemex	Investor Relations

Operational highlights	Total hydrocarbons production during the first quarter of 2004 totaled 4,806 thousand barrels of crude oil equivalent per day, 2% greater than the production achieved during the first quarter of 2003:

Crude oil production increased 2%, totaling 3,382 thousand barrels per day (Mbd)
Natural gas production rose 3% to 4,557 million cubic feet per day (MMcfd)
Natural gas liquids production increased 5% to 439 Mbd

During the first quarter of 2004, gas flaring was 4% of total natural gas production

Operating items

Exploration and production

Production levels	During the first three months of 2004, crude oil and natural gas production totaled 3,382 Mbd and 4,557 MMcfd, respectively. Heavy crude oil represented 72% of the period’s total crude oil production, while non-associated natural gas was 33% of the period’s total natural gas production.
Gas flaring	An offshore gas treatment facility within the Akal C complex in Cantarell began its test phase during the first quarter of 2004.
The facility has a treatment capacity of 900 MMcfd; it is expected that during 2004 it will begin operating at approximately 50% of its capacity. The facility is expected to operate at full capacity by early 2005.
The facility, operating at full capacity, will allow Pemex to reduce its gas flaring to approximately 2% of total natural gas production. During the first quarter of 2004, due to the partial operation of the facility in its test phase, gas flaring was 4% of total natural gas production, compared to 5% in the first quarter of 2003.
Drilling activity	During the first quarter of 2004, exploration drilling activity rose from 13 to 25 exploration wells, or 92%, compared to the first quarter of 2003. Additionally, development drilling activity rose from 97 to 152 development wells, or 57%, (see figure 1).

2/20
www.pemex.com
Pemex	Investor Relations

Figure 1

Gas and basic petrochemicals

Gas processing	In March 2004, Pemex began operations of one modular cryogenic plant at the Burgos gas processing center in northern Mexico. A second modular cryogenic plant, at the same gas processing center, is expected to begin operations in 2004. Each plant has a processing capacity of 200 MMcfd.
The operation of these cryogenic plants will allow Pemex to recover the liquid hydrocarbons associated to the natural gas produced in the Burgos basin, and thus, increase the exports of naphthas and decrease the imports of liquid petroleum gas (LPG).

Refining

Refined products	During the first quarter of 2004, the production of refined products totaled 1,580 Mbd, a similar to figure of the comparable period of 2003. Diesel production rose 13% whereas gasolines and fuel oil production declined 4% and 10%, respectively. The increase of diesel production and the decline of gasolines’ were due to higher processing of heavy crude oil in the Mexican refineries.
Refining margin	The refining margin improved 62%, from US$2.20 per barrel in the first quarter of 2003 to US$3.57 per barrel in the first quarter of 2004. This is due to the:
• Enhancement of the value added of Pemex’s processing capacity, resulting from the revamping of its refineries; and
• Higher prices of refined products.
Franchises	The number of franchise gas stations rose 11%, from 5,883 as of March 31, 2003, to 6,481 as of March 31, 2004.

3/20
www.pemex.com
Pemex	Investor Relations

Petrochemicals

Petrochemicals production	During the first quarter of 2004, total petrochemicals production rose 1%, from 2,532 thousand tons (Mt) in the first quarter of 2003, to 2,547 Mt.
In particular, with respect to the first quarter of 2003, the production of higher value added petrochemicals, such as ethylene, styrene and ammonia increased 6%, 8% and 23%, respectively.

International trade3

Crude oil exports	In the first quarter of 2004, Pemex’s crude oil exports averaged 1,815 Mbd, 1% higher than the registered in the first quarter of 2003. Approximately 87% of the total crude oil exports consisted of heavy crude oil (Maya) and the rest of light and extra-light crude oils (Istmo and Olmeca).
79% of the total crude oil exports were allocated to the United States of America, while the remaining 21% were distributed to Europe, the Far East, and to the rest of America.
In general, the exports to the United States of America have increased from 74%, in the first quarter of 1995, to 79% in the first quarter of 2004. This is a result of the favorable trade logistics in the United States of America.
During the first quarter of 2004, the weighted average export price of the Mexican crude oil basket was US$27.06 per barrel, compared to US$26.81 per barrel in the first quarter of 2003.
Refined products and petrochemicals	Exports of refined products in the first quarter of 2004 totaled 176 Mbd; 13% less than the comparable period in 2003. Exports of refined products were mainly long residue, diesel and jet fuel. Exports of petrochemicals increased 26% to 254 Mt.
Imports of refined products in the first quarter of 2004 declined 7%, to 292 Mbd, with respect to the comparable period of 2003. Likewise, imports of petrochemicals decreased 70% to 44 Mt. Natural gas imports ascended to 739 MMcfd, compared to 649 MMcfd in the first quarter of 2003.

____________________
3  Source: PMI.

4/20
www.pemex.com
Pemex	Investor Relations

Financial results as of March 31, 2004

Total sales

Total sales	Pemex reported total gross sales (including the special tax on production and services, IEPS) of Ps. 164.9 billion (US$14.8 billion) for the first quarter 2004, compared to Ps. 163.3 billion in the corresponding period of 2003. This variation represents an increase of 1% at constant pesos as of March 31, 2004.

Domestic sales	Total domestic sales (including IEPS) increased to Ps. 101.8 billion (US$9.1 billion), 6% above the Ps. 96.5 billion realized in the first quarter of 2003:

	•	Sales of refined products without IEPS grew 9%, from Ps. 57.4 billion in the first quarter of 2003, to Ps. 62.6 billion (US$5.6 billion). The sales volume related to these sales increased 3%, rising from 1,656 Mbd to 1,711 Mbd. The IEPS tax generated decreased 9%, from Ps. 21.8 billion to Ps. 19.8 billion (US$1.8 billion)
	•	Natural gas sales rose 10%, from Ps. 14.1 billion to Ps. 15.5 billion (US$1.4 billion). Natural gas sales volume increased 8%, from 2,541 MMcfd to 2,755 MMcfd.
	•	Petrochemical sales increased 19%, from 3.2 billion to Ps. 3.8 billion (US$0.3 billion). Petrochemicals sales volume grew 4%, from 800 Mt to 833 Mt, compared to the same quarter of 2003.

Exports	Export sales declined to Ps. 63.1 billion (US$5.7 billion), 6% below the export sales registered in the first quarter of 2003 of Ps. 66.9 billion.

	•	Crude oil export sales declined 1%, from Ps. 49.5 billion to Ps. 48.9 billion (US$4.4 billion). Crude oil export sales volume rose 1%, from 1,802 Mbd to 1,815 Mbd, whereas the price, in constant pesos as of March 31, 2004, decreased 3%.
	•	Refined products export sales declined 20%, from Ps. 17 billion to Ps. 13.6 billion (US$1.2 billion). Refined products export sales volume fell 13%, from 202 Mbd to 176 Mbd, and the price, in constant pesos as of March 31, 2004, decreased 9%.
	•	Petrochemical products export sales increased 71%, from Ps. 0.4 billion to Ps. 0.6 billion (US$0.1 billion). The sales volume related to these sales grew 26%, from 202 Mt to 254 Mt, and the price, in constant pesos as of March 31, 2004, rose 36%.

5/20
www.pemex.com
Pemex	Investor Relations

Costs and operating expenses

Costs and expenses grew 11%	Costs and operating expenses increased 11%, with respect to the first quarter of 2003, reaching Ps. 63.7 billion (US$5.7 billion).

Cost of sales	Cost of sales increased 11%, or Ps. 5.2 billion (US$0.5 billion) to Ps. 50.8 billion (US$4.6 billion). The increase is mainly integrated by the following variations:

	•	Ps. 3 billion (US$0.3 billion) in conservation and maintenance costs
	•	Ps. 4.1 billion (US$0.4 billion) in the valuation of crude oil and refined products inventories
	•	Ps. 2.2 billion (US$0.2 billion) in depreciation and amortization expenses
	•	Ps. 1.3 billion (US$0.1 billion) in exploration expenses
	•	An offsetting effect of Ps. 3.8 billion (US$0.3 billion) in maquila product expenses and purchases of imported products

Operating expenses	Transportation and distribution expenses increased 16%, from Ps. 3.6 billion in the first quarter of 2003 to Ps. 4.1 billion (US$0.4 billion).

Administrative expenses increased 10%, from Ps. 7.9 billion in the first quarter of 2003 to Ps. 8.7 billion (US$0.8 billion) in the comparable period of 2004.

Cost of the reserve for retirement payments, pensions and indemnities increased 10%, from Ps. 9.8 billion in the first quarter of 2003 to Ps. 10.8 billion (US$1 billion) in the corresponding period of 2004.This cost is distributed amongst the cost of sales, the transportation and distribution expenses and the administrative expenses.

Operating
Income

Operating income	The operating income in the first quarter of 2004 totaled Ps. 101.2 billion (US$9.1 billion), 5% below the comparable figure of the first quarter of 2003 of Ps. 106.2 billion.

6/20
www.pemex.com
Pemex	Investor Relations

Comprehensive financing cost

Comprehensive financing cost decreased 22%	The comprehensive financing cost decreased 22% in the first quarter of 2004, with respect to the same period of 2003, from Ps. 4.7 billion to Ps. 3.7 billion (US$0.3 billion).
Net interest	Net interest expense increased 26%, to Ps. 4.8 billion (US$0.4 billion) in the first quarter of 2004 from Ps.3.8 billion in the comparable period of 2003.
Foreign exchange loss	Foreign exchange loss reached Ps. 2.4 billion (US$0.2 billion), compared to a foreign loss exchange loss of Ps. 4.5 billion in the first quarter of 2003. This resulted in a decrease of 47%.
Monetary gain	The monetary gain for the first quarter of 2004 was Ps. 3.5 billion (US$0.3 billion), during the comparable period of 2003, the monetary gain was Ps. 3.6 billion, this results in a 2% decrease of the account.

Table 2

Other expenses (revenues)

Other net revenues	During the first quarter of 2004, other net revenues declined 41% to Ps. 2.2 billion. (US$0.2 billion), in the first quarter of 2003, other net revenues totaled Ps. 3.7 billion. The reduction is due mainly to the recognition of the impairment on the value of fixed assets in accordance to the Bulletin C-15 “Impairment on the value of fixed assets and its disposal”.

7/20
www.pemex.com
Pemex	Investor Relations

Income before taxes and duties

Income before taxes	Income before taxes and duties during the first quarter of 2004 was Ps. 99.8 billion (US$8.9 billion), 5% lower than the Ps. 105.2 billion observed in the same period of 2003.

Taxes and duties

Taxes remained on the same level	Pemex’s taxes and duties payment is equivalent to 60.8% of its total sales plus the duty for infrastructure in exploration, gas, refining and petrochemicals.
During the first quarter of 2004, taxes and duties (including IEPS) remained on the same levels as in the comparable quarter of 2003, Ps. 100.8 billion (US$9 billion) vs. Ps. 100.5 billion, respectively.
Duty for infrastructure in exploration, gas, refining and petrochemicals	The duty for infrastructure in exploration, gas, refining and petrochemicals replaces the prior excess gains duty and is 39.2% of those revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2003, the threshold price was US$18.35 per barrel while in 2004 equals US$20 per barrel.
The calculation of this duty is equal to that of the excess gains duty to witch Pemex was subject. Pemex paid Ps. 6.2 billion (US$0.6 billion) in the first quarter of 2004, 34% above the Ps. 4.6 billion paid in the comparable period of 2003.
The Income Law (Ley de Ingresos de la Federación4) for the fiscal year 2004 establishes that: “the amount that derives from the duty… will be allocated to the investment in infrastructure in exploration, gas, refining and petrochemicals that Petroleos Mexicanos and its subsidiary entities perform”.
The mechanics for the reimbursement of this duty are in the process of definition. Thus, there has not been recognition of its potential revenues.

_________________________
[4]	Fraction XI “Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica”, of the Article 7, Chapter II “De las Obligaciones de Petróleos Mexicanos”.

8/20
www.pemex.com
Pemex	Investor Relations

Table 3

Net loss

Net loss of US$0.1 billion	In the first quarter of 2004, Pemex realized a net loss of Ps. (1) billion (US$(0.1) billion), compared to a net income of Ps.4.7 billion in the comparable quarter of 2003. This difference represents a reduction of 121%.

The increase of Ps. 5.7 billion (US$0.5 billion) in the net loss is explained by:

	•	A positive effect from an increase in total sales of Ps. 1.6 billion (US$0.1 billion)
	•	A negative effect from an increase in costs and expenses of Ps. 6.5 billion (US$0.6 billion)
	•	A positive effect from a decrease in the comprehensive financing cost of Ps. 1 billion (US$0.1 billion)
	•	A negative effect from a decrease in the other net revenues account of Ps. 1.5 billion (US$0.1 billion)
	•	A negative effect from an increase in taxes and duties of Ps. 0.3 billion (US$0.02 billion)

9/20
www.pemex.com
Pemex	Investor Relations

EBITDA

EBITDA declined 2%	During the first quarter of 2004, EBITDA declined 2%, from Ps. 94.8 in the first quarter of 2003 to Ps. 92.4 billion (US$8.3 billion).
Depreciation and amortization expenses were Ps. 8.8 billion (US$0.8 billion) compared to Ps. 6.6 billion in the first quarter of 2003. The 33% increase over the comparable quarter of 2003 is due to new investments.
The EBITDA margin (EBITDA / total sales excluding IEPS) declined to 64% from 67% in the same quarter of the prior year.
The EBITDA is reconciled to the net loss as shown in the following table:

Table 4

Total assets

Total assets increased 7%	As of March 31, 2004, total assets increased 7%, to Ps. 871.4 billion (US$78 billion) with respect to the first quarter of 2003.

	•	Current assets increased 33%, reflecting higher levels of cash
	•	Fixed assets increased 1%, reflecting new investments
	•	Other assets increased 6%, largely as the result of the calculation of the intangible asset for labor liabilities

10/20
www.pemex.com
Pemex	Investor Relations

Total liabilities

Liabilities increased 18%	Total liabilities increased 18%, to Ps. 825 billion (US$73.8 billion), with respect to the first quarter of 2003.

	•	Short-term liabilities increased 19%, to Ps. 133.5 billion (US$12 billion), as a result of the increase of short-term documented debt
	•	Long-term liabilities increased 18%, to Ps. 691.4 billion (US$61.9 billion), due to the increase of long-term documented debt and the reserve for retirement payments, pensions and seniority premiums

Total debt is discussed in greater length below under “Financing Activities” section.

Reserve for retirement payments	The reserve for retirement payments, pensions and seniority premiums increased 8% to Ps. 300.8 billion (US$26.9 billion) from Ps. 278.3 billion in the comparable quarter of 2003.

The increase of Ps. 22.5 billion (US$2 billion) is integrated by:

	•	Ps. 23.2 billion (US$2.1 billion) caused by the annual increase of population, seniority, salaries, pensions and other post-retirement benefits
	•	Ps. 5.1 billion (US$0.5 billion) due to a decrease of one year in the funding period, and
	•	An offsetting effect of Ps. 5.8 billion (US$0.5 billion) from an increase in the funding of the pension plan assets

Equity

Equity reduction of 59%	As of March 31, 2003, Pemex's equity declined 59%, or Ps. 66.6 billion, to Ps 46.4 billion (US$4.2 billion). The reduction is primarily explained by:

	•	The positive effect of the net value of the restatement of equity of Ps. 6.7 billion (US$0.6 billion)
	•	The increase of the accumulated net losses of Ps. 57.1 billion (US$5.1 billion) that, among others, include the payment of the minimum guaranteed dividends of Ps. 10 billion in May 2003.

11/20
www.pemex.com
Pemex	Investor Relations

Financing activities

Financing needs

2004 financing program	In 2004, Pemex’s financing program for Pidiregas projects contemplates raising between US$7 and US$8 billion to be allocated as follows:

	•	US$2 — US$2.5 billion in foreign capital markets
	•	US$2 — US$2.5 billion in the Mexican capital market
	•	US$1.8 billion in bank loans
	•	US$1.3 billion in ECA’s

Capital markets

Master Trust	During 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by, Pemex, has not made any issuance.

F/163	On January 30, 2004, Pemex, through the Mexican Trust F/163, established by Pemex under Mexican laws, reopened its peso bond issuances of October 24, 2003, in the following amounts:

	•	Ps. 4 billion of floating rate instruments due 2007
	•	Ps. 5 billion of floating rate instruments due 2009
	•	Ps. 2.5 billion of 8.38% instruments due 2010

In addition, as part of the amplification of the peso bond program, on March 26, 2004, Pemex reopened, for second time, its October 2003 issuances with the following amounts:

	•	Ps. 6 billion of floating rate instruments due 2007
	•	Ps. 6 billion of floating rate instruments due 2009
	•	Ps. 2.7 billion of 8.38% instruments due 2010

Considering the first peso bond issuance of October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issuances totals Ps. 32.7 billion, distributed as follows:

	•	Ps. 13 billion of floating rate instruments due 2007
	•	Ps. 13.5 billion of floating rate instruments due 2009
	•	Ps. 6.2 billion of 8.38% instruments due 2010

12/20
www.pemex.com
Pemex	Investor Relations

Repcon Lux	On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxemburg, issued US$1.37 billion of 4.5% guaranteed exchangeable bonds due 2011.

These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Total debt

Total debt of US$40.1 billion	As of March 31, 2004, total consolidated debt including accrued interest was Ps. 448.5 billion (US$40.1 billion). This figure represents an increase of 32%, or Ps.107.5 billion, compared to the recorded in March 31, 2003. Total debt includes:

	•	Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust and the Trust F/163
	•	Notes payable to contractors
	•	Sale of future accounts receivable

Table 5

13/20
www.pemex.com
Pemex	Investor Relations

Short-term debt	Total debt with a remaining maturity of less than twelve months was Ps. 65.7 billion (US$5.9 billion) as of March 31, 2004, including:

• Ps. 63.8 billion (US$5.7 billion) in documented debt
• Ps. 1.9 billion (US$0.2 billion) in notes payable to contractors

As of March 31, 2003, the corresponding amounts were Ps. 40.4 billion and Ps. 1.9 billion, respectively. The total amount was Ps. 42.3 billion.

Long-term debt	Total long-term debt as of March 31, 2004 was Ps. 382.8 billion (US$34.3 billion). This figure includes:

• Ps. 330.1 billion (US$29.5 billion) in documented debt
• Ps. 13.1 billion (US$1.2 billion) in notes payable to contractors
• Ps. 39.5 billion (US$3.5 billion) in sale of future accounts receivable

As of March 31, 2003 these figures were Ps. 235.9 billion, Ps. 14.7 billion and Ps. 48 billion, respectively. The total amount was Ps. 298.7 billion.

Ratios	The ratio of EBITDA to gross interest expense was 14.7 as of March 31, 2004 compared to 12.2 as of March 31, 2003.

Total debt/EBITDA was 4.9 as of March 31, 2004 and 3.6 as of March 31, 2003.

Maturity profile	The following table shows the maturity profile of the total debt by currency:

Table 6

14/20
www.pemex.com
Pemex	Investor Relations

Annex

Table A1

15/20
www.pemex.com
Pemex	Investor Relations

Table A2

16/20
www.pemex.com
Pemex	Investor Relations

Table A3

17/20
www.pemex.com
Pemex	Investor Relations

Table A4

18/20
www.pemex.com
Pemex	Investor Relations

Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in million of Ps.

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Three months ending March 31, 2004							
Total sales	116,378	78,891	39,998	4,911	82,476	(157,737)	164,917
External clients	48,938	75,243	28,743	3,869	77,652	(69,529)	164,917
Intersegments	67,440	3,648	11,255	1,042	4,824	(88,208)	-
Net income (loss)	690	(5,314)	1,635	(2,263)	2,139	539	(2,573)
As of March 31, 2004							
Assets	643,951	272,860	93,012	48,164	857,751	(1,044,350)	871,387
Three months ending March 31, 2003							
Total sales	118,595	75,878	39,264	4,129	91,847	(166,390)	163,322
External clients	49,512	72,646	26,657	3,004	87,400	(75,896)	163,322
Intersegments	69,083	3,232	12,607	1,125	4,447	(90,494)	-
Net income (loss)	18,350	(11,878)	2,409	(3,174)	4,401	(5,395)	4,714
As of March 31, 2003							
Total assets	460,812	203,219	85,698	35,636	814,852	(789,051)	811,165

* Consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Financial statements are unaudited. Inflation recognition is done in accordance with MEXGAAP.

Note: Numbers may not total due to rounding.

19/20
www.pemex.com
Pemex	Investor Relations

Pemex is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploración y Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the March 31, 2004 exchange rate of Ps. 11.1748 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

20/20
www.pemex.com

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: May 24, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.